

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via E-mail
Andrew D. Perlman
Chief Executive Officer and President
Vringo, Inc.
44 W. 28th Street, Suite 1414
New York, New York 10001

> **Re:** **Vringo, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed May 17, 2012**
> **File No. 333-180609**

Dear Mr. Perlman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Balance Sheets, as of December 31, 2011, page 29

1.   Pro forma presentation should be based on the latest balance sheet included in the filing. As such, please remove pro forma balance sheet information as of December 31, 2011 here and throughout your filing.

The combined company will require additional capital to support its present business…, page 50

2.   We note your response to comment 4 from our letter dated May 3, 2012 and related revised disclosure. We note from the third full paragraph on page 50 you are limited from incurring indebtedness senior to Vringo preferred stock in excess of $6 million including the then outstanding principal amount of existing Innovate/Protect indebtedness. Please revise to disclose the amount of indebtedness you may now incur.

History of Events, page 68

3. We note your disclosure at the bottom of page 69 and top of page 70. On January 9, 2012 Vringo appears to offer consideration worth about $19.2 million. On January 13, 2012 Mr. Perlman appears to be agreeable to consideration worth at least $42 million. Please revise to explain the reason for the substantial increase.

4. We note your disclosure on page 69 regarding the January 4, 2012 board meeting regarding two alternative potential merger proposals. We note on January 19, 2012 Vringo's board concluded to proceed with the Innovate/Protect transaction and leave open other potential transactions. Please explain the status of the two alternative proposals in more detail.

5. We note your disclosure on page 70 regarding a January 29, 2012 board meeting. Please disclose the additional capital raise that would have been required. Further, we note Vringo's board rejected the alternative proposal because it would not command the same valuation as the transaction with Innovate/Protect. Please explain in more detail what you mean by "same valuation." Disclose whether you were paying a greater amount than the Innovate/Protect transaction for a smaller part of the combined company.

6. We note your disclosure on page 73 regarding a February 23, 2012 board meeting. After the warrant holders exercised their warrants, you were approached by a number of third parties regarding potential transactions. Please explain the status of these transactions as of February 23, 2012 and why the board rejected these transactions and considered the merger with Innovate/Protect the best possible outcome.

Opinion of Etico Capital to Vringo Board of Directors, page 76

7. We note your response to comment 20 from our letter dated May 3, 2012. Please disclose the capital budget.

Comparable Companies Analysis, page 79

8. We note your response to comment 24 from our letter dated May 3, 2012. However, because Vringo did not have positive EBITDA, earnings or book value, Etico Capital had to rely solely on EV/Rev to determine an implied valuation range, so it is not clear how this method was not given more weight than the others. We reissue our comment for an explanation of how Etico Capital considered the implied valuation provided by the Comparable Companies Analysis in light of the wide valuation range. Further, disclose why 0.31x to 27.94x is a narrow range of multiples for EV/REV.

9. We note your response to comment 25 from our letter dated May 3, 2012. However, because Innovate/Protect did not have positive EBITDA, earnings or revenue, Etico Capital had to rely solely on P/Book to determine an implied valuation range, so it is not

clear how this method was not given more weight than the others. We reissue our comment for an explanation of how Etico Capital considered the implied valuation provided by the Comparable Companies Analysis in light of the wide valuation range. We note the revised disclosure states the valuation of Innovate/Protect was within the middle of the range of $2.0 million and $287.0 million which is about $144.5 million. Please explain how this accords with the consideration being paid to Innnovate/Protect's shareholders.

Preliminary Purchase Price Allocation as of March 31, 2012, page 188

10.   We note your response to comment 44 from our letter dated May 3, 2012. As initially requested, please clearly explain to readers the nature of the technology asset(s) that you have identified. Furthermore, we continue to question why the value assigned to acquired technology varies based upon changes in Vringo's stock price. The fair value of an acquired asset, as defined within ASC 805-20-20, should not be affected by the total value of the purchase consideration to be paid in a business combination. Revise your allocation of the Vringo purchase price to record all identifiable intangible assets at their acquisition date fair value. Any remaining residual value, once all identifiable assets and liabilities have been recorded at their respective fair values, should be recorded as goodwill.

Note 5 — Stockholders' Equity, page F-16

11.   Please provide a table showing the changes in your balance of outstanding options and warrants to include weighted average exercise price as well as price range, for each balance presented.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Kenneth R. Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.